UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 31, 2018

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS DECISIONS OF ITS BOARD OF DIRECTORS

Moscow, Russia – May 31, 2018 – Mechel PAO (NYSE: MTL, MOEX: MTLR), a leading Russian mining and metals company, announces the decisions made by its Board of Directors at a meeting held on May 31, 2018.

The Board of Directors made the following recommendations to the general meeting of Mechel PAO’s shareholders:

- not to pay an annual dividend with respect to ordinary shares;

- to pay an annual dividend of 16.66 rubles per one preferred share;

- that the list of persons entitled to receive dividends for 2017 be made based on the data in the Mechel PAO Shareholders’ Register as of July 18, 2018.

The Board of Directors also recommended the general meeting of Mechel PAO’s shareholders to approve dividing part of accumulated profit from previous years as follows:

- to allocate 2,311,690,203.90 rubles for payment of dividends for listed preferred shares;

- to allocate 15,204,268,696.65 rubles to cover the 2017 losses;

- to leave the remainder of profit (8,589,233,330.93 rubles) unallocated.

The Board of Directors has also approved the following people as candidates to the Board and the company’s Revision Commission to be voted upon at the annual general meeting of Mechel PAO’s shareholders:

- For election to the Board of Directors:

1. Igor V. Zyuzin

2. Alexander N. Shokhin

3. Viktor A. Trigubko

4. Oleg V. Korzhov

5. Georgy G. Petrov

6. Alexander N. Kotsky

7. Alexander D. Orischin

8. Tigran G. Khachaturov

9. Yury N. Malyshev

- For election to the Revision Commission:

1. Alexander N. Kapralov

2. Natalya S. Zykova

3. Irina V. Bolkhovskikh

The annual general meeting of shareholders will be held on June 29, 2018 at the following address: Russia, Moscow, Leningradsky Prospect, 37 bldg 9, Aerostar Hotel.

Filled vote bulletins may be mailed to 125167, Moscow, Krasnoarmeiskaya St, 1, Mechel PAO.

The annual general meeting of shareholders will be held at 12:00 local time. Registration of persons participating in the general meeting of shareholders will begin at 11:00 local time.

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: May 31, 2018

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